Exhibit 99.1

Cellectis Announces Pricing of Follow-On Offering

NEW YORK--(BUSINESS WIRE)--April 4, 2018--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells, announced that the price of its offering of American Depositary Shares (“ADS”) launched on April 3, 2018, has been set today at $31.00 per ADS and that the number of offered ADSs is 5,646,000. In connection with the offering, Cellectis granted the underwriters a 30-day option to purchase up to an additional 846,900 ADSs. The closing of the offering is expected to occur on April 10, 2018, subject to customary closing conditions. The listing of the ordinary shares of Cellectis on Euronext Growth will be suspended on April 5, 2018 until the opening of trading on the Nasdaq market at 3:30 pm (Paris time).

Goldman Sachs & Co. LLC, Citigroup and Barclays are acting as book-running managers for the offering. Nomura is acting as lead manager and Oppenheimer & Co. and Ladenburg Thalmann are acting as co-managers.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) and has become effective. Before purchasing American Depositary Shares in the offering, you should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146 or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (888) 603-5847 or by email at barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis S.A.
Media
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com